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                                                                    Exhibit 99.6

Consent of IDC

                                                               February 15, 2000

Mr. Jonathan Lin
Credit Suisse First Boston
Eleven Madison Avenue
New York, NY 10010

Dear Mr. Lin,

Per our discussion, you have permission to use the following statistics as stated below.

IDC estimates that the number of Web users worldwide will increase from approximately 196 million in 1999 to approximately 502 million by the end of 2003. IDC also estimates that the number of web users in the United States alone will increase from approximately 81 million in 1999 to approximately 177 million by the end of 2003.

In the last several years, many businesses have emerged with operating models that are exclusively dependent on the Internet, while traditional businesses of all sizes are working quickly to establish web sites and expand their Internet presence. One indicator of the pace of this growth is IDC's projection that the market for business to business e-commerce will grow from $80 billion in 1999 to $1.1 trillion in 2003.

Sincerely,

/s/ Alexa McCloughan
--------------------
Alexa McCloughan
Senior Vice President